FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For September 29, 2006
Commission File Number 0-50822

NORTHWESTERN MINERAL VENTURES INC.
(Translation of Registrant's name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                         No   X

This Form 6-K consists of:

‘‘Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) is pleased to announce that it has retained two independent consulting groups to assist in the development of its uranium concessions in Niger. RSG Global Ltd. will supply logistical and technical support to Northwestern’s field exploration team, while a regional baseline groundwater study will be provided by Wardrop Engineering Inc.

‘‘By engaging industry experts at an early stage, Northwestern is accelerating its current exploration efforts and moving more quickly to identify drill targets,’’ said Marek J. Kreczmer, President and CEO of Northwestern. ‘‘In addition, by augmenting our field expertise with proven mining consultants, Northwestern can continue to transfer critical industry knowledge to its local employees, creating long-term business benefits for our company and for our host country.’’

RSG Global will provide logistical field support, including technical personnel, vehicles and equipment, to Northwestern’s exploration staff. The RSG Global team will also help Northwestern’s local representatives with the organizational requirements of its fieldwork programs, with a view that all support operations will eventually be managed in-house. RSG Global heads the mining and exploration division of Australia’s largest mining consulting firm, Coffey International Limited, and has had an operating office in western Africa since 1996, providing exploration services to all major mining and exploration companies.

Wardrop, a leading Canadian engineering firm, will conduct a study of baseline groundwater quality in the region including and surrounding Northwestern’s two concessions in Niger, which cover 988,000 acres (4,000 square kilometers). Wardrop is active worldwide in the uranium industry.

Northwestern has scheduled a ground exploration program to commence in the coming weeks as detailed in a press release on September 15, 2006. Work will include surface geophysical surveying, geological mapping and geochemical sampling, the results of which will be used to define drill targets.

Northwestern’s In Gall and Irhazer concessions cover just under one million acres of highly prospective land within the same stratigraphy as two operating uranium mines that together provide almost 10% of worldwide production. Niger currently ranks as one of the world’s top producers of uranium.’’

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northwestern Mineral Ventures Inc.
By: /s/ Marek Kreczmer Marek Kreczmer President and CEO

Date: September 29, 2006